UMH PROPERTIES, INC.

Juniper Business Plaza

3499 Route 9 North, Suite 3-C

Freehold, NJ 07728

(732) 577-9997

Fax: (732) 577-9980

VIA EDGAR

December 21, 2018

Ms. Shannon Sobotka

Staff Accountant

Division of Corporation Finance

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	UMH PROPERTIES, INC.
Form 10-K for the year ended December 31, 2017
Form 8-K
Filed March 8, 2018 and November 1, 2018, respectively
File No. 001-12690

Dear Ms. Sobotka:

We are writing in response to your letter dated December 17, 2018 with respect to the above-referenced filing of UMH Properties, Inc. (the Company). Our response to your comment is as follows:

Form 8-K filed on November 1, 2018

General

1. In future filings please label FFO, Core FFO and Normalized FFO as attributable to common shareholders.

RESPONSE:

In future filings, UMH Properties, Inc. will label FFO, Core FFO and Normalized FFO as attributable to common shareholders.

Management acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact me at 732-577-4033 or by email at achew@umh.com.

Very truly yours,

/s/ ANNA T. CHEW
ANNA T. CHEW
Vice President and Chief Financial Officer

cc:	Daniel Gordon SEC Division of Corporation Finance Clare Cella Jonathan Zuckerman Ronald Martinez PKF O’Connor Davies, LLP